UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 001-40639

PORTAGE FINTECH ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	98-1592069
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

280 Park Avenue, 29F East New York, NY	(212) 380-5605
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: July 12, 2023

PORTAGE FINTECH ACQUISITION CORPORATION
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 12, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF PORTAGE FINTECH ACQUISITION CORPORATION

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Portage Fintech Acquisition Corporation.

INTRODUCTION

This Information Statement is being mailed on or about July 12, 2023 to the holders of record at the close of business on July 11, 2023 (the “Record Date”) of the Class B ordinary shares of Portage Fintech Acquisition Corporation, a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of securities who would be entitled to vote at a meeting for election of directors of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent transaction involving the Company’s securities. On July 12, 2023, PFTA I LP (the “Sponsor”), an Ontario limited partnership, and Perception Capital Partners III LLC, a Delaware limited liability company (“Perception”), entered into that certain Securities Purchase Agreement (the “Agreement”) pursuant to which Perception will acquire up to 4,215,230 Class B ordinary shares (the “Founder Shares”) and 4,392,123 private placement warrants. The transactions contemplated by the Agreement (the “Transactions”) are expected to close on July 21, 2023 (the “Closing” and such date, the “Closing Date”), which is ten (10) days after the mailing of this Schedule 14F-1 Information Statement (such period of time being referred to herein as the “Waiting Period”). In connection with the Closing, the Company expects to implement the following change in management and the board: (i) as of the Closing Date, Rick Gaenzle will replace Adam Felesky as Chief Executive Officer, Corey Campbell will replace Ajay Chowdhery as Chief Financial Officer, and Tao Tan and Jim Sheridan will join the Company as Co-Presidents; and (ii) each of Adam Felesky, Ajay Chowdhery, Paul Desmarais III, Steven Jay Freiberg, Stuart Charles Harvey, Jr., G. Thompson Hutton, Seraina Macia and Jason Michael Pate have tendered their resignation as directors, with such resignation conditioned on the Closing and to be effective as of the Closing Date. The Company has designated each of Scott Honour, Rick Gaenzle, R. Rudolph Reinfrank, Thomas J. Abood and Karrie Willis to fill the vacancies left by the departing directors set forth above, effective upon expiration of the Waiting Period (such new directors, collectively, the “14F Directors”).

As a result of the foregoing, upon the expiration of the Waiting Period, our entire slate of officers and directors will be newly appointed officers and directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Adam Felesky, Ajay Chowdhery, Paul Desmarais III, Steven Jay Freiberg, Stuart Charles Harvey, Jr., G. Thompson Hutton, Seraina Macia and Jason Michael Pate. Each of these directors have tendered their resignation as directors, with such resignation conditioned on the Closing and to be effective as of the Closing Date.

Pursuant to the Agreement, five individuals, Scott Honour, Rick Gaenzle, R. Rudolph Reinfrank, Thomas J. Abood and Karrie Willis will replace Messrs. and Mme. Felesky, Chowdhery, Desmarais, Freiberg, Harvey, Hutton, Macia and Pate as directors of the Company. This change in the Company’s Board of Directors is expected to occur ten (10) days after transmission of this Information Statement to the shareholders of record of our securities who would be entitled to vote at a meeting for election of directors.

To the Company’s knowledge, none of these appointees has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the shareholders of record of our securities who would be entitled to vote at a meeting for election of directors of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 300,000,000 Class A ordinary shares, of which 25,911,379 shares were issued and outstanding, 30,000,000 Class B ordinary shares, of which 6,477,845 shares were issued and outstanding, and 1,000,000 preference shares, of which none were issued and outstanding.

Holders of our Class A ordinary shares are entitled to one vote for each share on all matters to be voted on by our shareholders, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors. Holders of our Class A ordinary shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Class A ordinary shares have no preemptive rights to purchase our ordinary shares.

Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the ordinary shares as of July 11, 2023, based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares, by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

●	each of our current executive officers and directors that beneficially owns ordinary shares;

●	all of our current executive officers and directors as a group;

●	each of the new executive officers and 14F Directors; and

●	all of our new executive officers and 14F Directors as a group.

As of the Record Date, there were a total of 32,389,224 ordinary shares outstanding, of which 25,911,379 are Class A ordinary shares and 6,477,845 are Class B ordinary shares. Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The table below does not include the shares of Class A ordinary shares underlying the private placement warrants held by our Sponsor because these securities are not exercisable within 60 days of the date hereof.

	Class B ordinary shares			Class A ordinary shares
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned		Approximate Percentage of Class(2)	Number of Shares Beneficially Owned		Approximate Percentage of Class	Approximate Percentage of Voting Control
Current Directors and Executive Officers
Ajay Chowdhery	-		-	-		-	-
Paul Desmarais III	-		-	-		-	-
Adam Felesky	-		-	-		-
Steven Jay Freiberg	25,000		*	-		-	*
Stuart Charles Harvey, Jr.	25,000		*	-		-	*
G. Thompson Hutton	25,000		*	-		-	*
Seraina Macia	25,000		*	-		-	*
Jason Michael Pate	25,000		*	-		-	*
All current officers and directors as a group (eight individuals)(3)	125,000		*	-		-	*
New Executive Officers and 14F Directors(1)
Rick Gaenzle	-		-	-		-	-
Corey Campbell	-		-	-		-	-
Tao Tan	-		-	-		-	-
Jim Sheridan	-		-	-		-	-
Scott Honour	-		-	-		-	-
R. Rudolph Reinfrank	-		-	-		-	-
Thomas J. Abood	-		-	-		-	-
Karrie Willis	-		-	-		-	-
All new executive officers and 14F Directors as a group (eight individuals)	-		-	-		-	-
Five Percent Holders
PFTA I LP (our Sponsor)(4)	6,322,845	(4)	97.6%	-		-	19.5%
Triple8, LLC(5)	-		-	1,980,000	(5)	7.6%	6.1%
K2 Principal Fund, L.P.(6)	-		-	599,999	(6)	2.3%	1.9%
Polar Asset Management Partners Inc.(7)	-		-	1,999,996	(7)	7.7%	6.2%
Cantor Fitzgerald Securities(8)	-		-	1,868,399	(8)	7.2%	5.8%
Aristeia Capital, L.L.C.(9)	-		-	2,413,078	(9)	9.3%	7.5%

*	Less than one percent.

(1)

Unless otherwise noted, the business address of each of our shareholders is 280 Park Avenue, 29F East, New York, NY 10017. The business address of each of our new executive officers and 14F Directors is 315 Lake Street East, Suite 301, Wayzata, MN 55391.

(2)	Interests shown consist solely of Founder Shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares at the time of our initial business combination or earlier at the option of the holders thereof.
(3)	Figure does not include an aggregate of 30,000 Founder Shares issued to our advisors.
(4)	PFTA I LP, our Sponsor, is the record holder of such shares. Our Sponsor is controlled by its general partner, PFTA I GP, Inc. (“PFTA GP”). PFTA GP is managed by a board of directors, comprised of three members, Adam Felesky, Sacha Haque and Stephan Klee. Each director has one vote, and the approval of a majority is required to approve any action of PFTA GP, in its individual capacity or its capacity as the general partner of our Sponsor. Under the “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to our Sponsor. Based upon the foregoing analysis, no individual director of PFTA GP exercises voting or dispositive control over any of the securities held by PFTA GP or our Sponsor, even those in which he or she holds a direct pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. As described in this Schedule 14F-1, pursuant to the terms and conditions set forth in the Agreement, Perception will acquire up to 4,215,230 Founder Shares from the Sponsor.
(5)	Includes Class A ordinary shares beneficially held by Triple8, LLC, a Kansas limited liability company (“Triple8”), Eldridge Industries, LLC, a Delaware limited liability company and the indirect controlling member of Triple8 (“Eldridge”), and Todd L. Boehly, the indirect controlling member of Eldridge (“Mr. Boehly”), based solely on the Schedule 13G filed jointly by Triple8, Eldridge and Mr. Boehly, with the SEC on July 30, 2021. The business address of Triple8 is One Security Benefit Place, Topeka, KS 66636 and the business address of each of Eldridge and Mr. Boehly is 600 Steamboat Road, Floor 2, Greenwich, CT 06830.
(6)	Includes Class A ordinary shares beneficially held by Shawn Kimel Investments, Inc., an Ontario corporation (“SKI”), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund (“Genpar 2017”), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates”), based solely on the Schedule 13G/A filed jointly by SKI, the Fund, Genpar 2017, and K2 & Associates, with the SEC on December 2, 2021. The business address of each of SKI, the Fund, Genpar 2017, and K2 & Associates is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2.
(7)	Includes Class A ordinary shares beneficially held by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada (“Polar”), which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the Class A ordinary shares directly held by PMSMF, based solely on the Schedule 13G filed by Polar, with the SEC on February 10, 2022. The business address of Polar is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.
(8)	Includes Class A ordinary shares beneficially held by Cantor Fitzgerald Securities, a general partnership formed in New York (“CFS”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (“Mr. Lutnick”), based solely on the Schedule 13G/A filed by CFS with the SEC on February 14, 2023. CFGM is the managing general partner of Cantor and directly or indirectly controls the managing general partner of CFS. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of CFS. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFS. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of CFS, Cantor, CFGM and Mr. Lutnick is 110 East 59th Street, New York, New York 10022.
(9)	Includes Class A ordinary shares beneficially held by Aristeia Capital, L.L.C., a Delaware limited liability company (“Aristeia”), based solely on the Schedule 13G filed by Aristeia with the SEC on February 14, 2023. The business address of Aristeia is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed Scott Honour, Rick Gaenzle, R. Rudolph Reinfrank, Thomas J. Abood and Karrie Willis as new members of the Board of Directors, conditioned on the Closing and to be effective ten (10) days after transmission of this Information Statement to our shareholders of record of securities who would be entitled to vote at a meeting for election of directors.

Under the terms of the Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s amended and restated articles of Association.

The following sets forth information regarding (i) the Company’s current officers and directors and (ii) the 14F Directors and incoming officers following the expiration of Waiting Period. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Adam Felesky	47	Outgoing Chief Executive Officer and Director
Ajay Chowdhery	40	Outgoing Chief Financial Officer, Chief Operating Officer and Director
Paul Desmarais III	40	Outgoing Director
Steven Jay Freiberg	65	Outgoing Director
Stuart Charles Harvey, Jr.	61	Outgoing Director
G. Thompson Hutton	67	Outgoing Director
Seraina Macia	54	Outgoing Director
Jason Michael Pate	36	Outgoing Director
Scott Honour	57	14F Director and Incoming Chairman
Rick Gaenzle	58	14F Director and Incoming Chief Executive Officer
R. Rudolph Reinfrank	68	14F Director
Thomas J. Abood	59	14F Director
Karrie Willis	51	14F Director
Jim Sheridan	55	Incoming Co-President
Tao Tan	37	Incoming Co-President
Corey Campbell	41	Incoming Chief Financial Officer

The experience of our current directors and executive officers is as follows:

Adam Felesky has been our Chief Executive Officer and a director since March 2021. Mr. Felesky has served as the Chief Executive Officer of Portage Ventures since August 2016 and is based in Toronto. He has served as the Executive Chairman of KOHO Financial Inc. since August 2017 and has served as a Director for Borrowell Inc. since April 2017; HD Insurance Ltd. (Hellas Direct) since February 2019; Socotra, Inc. since February 2021; and Alpaca since July 2020; among numerous other FinTech companies, and he also has served on the Advisory Board for Clark Germany GmbH since April 2018. Mr. Felesky previously served as a Director of Wealthsimple Financial Corp. from June 2017 to November 2021. Between May 2005 and January 2015, he served as the Founder and former CEO of Horizons Exchange Traded Funds, and a director and founding investor of BetaShares Exchange Traded Funds in Australia. Previously, from August 2001 to May 2003, Mr. Felesky worked in J.P. Morgan’s Derivatives group in New York. Mr. Felesky began his career in investment banking at J.P. Morgan Canada from April 2000 to August 2001 and CIBC World Markets from September 1999 to April 2000. Mr. Felesky is the recipient of a B.Eng. in Civil Engineering and a B.A. in Political Science from McMaster University. We believe that Mr. Felesky’s breadth of experience in FinTech, including as an investor, as well as his prior service on boards, makes Mr. Felesky qualified to serve on our Board of Directors.

Ajay Chowdhery has been our Chief Financial Officer and Chief Operating Officer since March 2021, and has served on our board of directors since July 2021. Mr. Chowdhery has extensive experience and a strong track record as an investor, advisor, and operator in the financial services and FinTech industries. Prior to joining us, Mr. Chowdhery served as a mergers and acquisitions (M&A) professional at Visa Inc. from July 2015 to April 2021, one of the largest payments networks globally, and premier investment banks, including Barclays from March 2011 to April 2014 and Perella Weinberg Partners from April 2014 to July 2015. During his six years at Visa Inc., as a leader in the Corporate Development team, Mr. Chowdhery worked closely with Visa’s C-suite on identifying and executing acquisitions and investments. Mr. Chowdhery helped revive the M&A and investments function, significantly accelerating the pace of deal activity. During Mr. Chowdhery’s tenure as a Corporate Development professional, Visa completed over 25 transactions with a cumulative value of over $24 billion across the payments and broader FinTech industry. Earlier, as an investment banker with Barclays and Perella Weinberg Partners, Mr. Chowdhery led numerous corporate engagements including M&A, joint ventures, carve-outs, recapitalizations, and strategic alternative assessments to startups, public and private companies across the globe in the financial services and FinTech industries. Mr. Chowdhery earned a Master of Business Administration from Duke University’s The Fuqua School of Business. We believe that Mr. Chowdhery’s investment and M&A expertise in the financial services and FinTech industries makes him well qualified to serve on our Board of Directors.

Paul Desmarais III has been a director on our Board of Directors since March 2021. Mr. Desmarais has served as the Chairman and CEO of Sagard since May 2016, the Executive Chairman and Co-Founder of Portage Ventures since August 2016, and the Chairman and Co-Founder of Diagram Venture since February 2016. Within the investment portfolios of Portage Ventures and Sagard, he has served as the Chairman of Wealthsimple Financial Corp. since April 2015 and Dialogue Technologies Inc. (TSX: CARE) since January 2020, a director of Nesto Inc. since May 2021, and EverWest Holdings Inc. since November 2021. Mr. Desmarais previously served as a director of Personal Capital from December 2016 to August 2020, KOHO Financial Inc. from May 2015 to January 2022, and Grayhawk Investment Strategies from March 2020 to June 2022. Mr. Desmarais has also served with Power Corporation of Canada since May 2014, and is currently Senior Vice President. He has also served on the boards of Groupe Bruxelles Lambert since April 2014 and Imerys from May 2014 until May 2022. Prior to his current role, Mr. Desmarais worked at Goldman Sachs from July 2004 to May 2009 in the Investment Banking Division, Investment Strategy Group, and Special Situations Group; Imerys from September 2010 to July 2012 in supply chain management and strategy; and Great-West Lifeco Inc. from September 2012 to May 2014 in risk management. Mr. Desmarais is a recipient of a B.A. in economics from Harvard College and holds an MBA from INSEAD in France. We believe that Mr. Desmarais’ deep finance expertise and investing knowledge make him well qualified to serve on our Board of Directors.

Steven Jay Freiberg has served on our Board of Directors since July 2021. Mr. Freiberg has served as the Vice Chairman of the Board of Directors of SoFi since September 2017, Rewards Network since 2017, Regional Management since July 2014, Purchasing Power, LLC since 2017, and Compass Digital Acquisition Corp. since September 2021. Mr. Freiberg previously served as a Director of MasterCard from September 2006 to June 2022. Additionally, he is the Founder of Grand Vista Partners and a Senior Advisor to Boston Consulting Group, Verisk Analytics, and TowerBrook Capital Partners. Mr. Freiberg’s previous experience includes 30 years at Citigroup from 1980 to 2010 with notable roles that included Co-Chairman and CEO of Citigroup’s Global Consumer Group, with responsibility for all consumer and commercial banking globally. At that time, the Group spanned 53 countries, 230,000 employees, a $1 trillion managed balance sheet, and $12 billion of earnings. In addition, he was a member of Citigroup’s Executive, Operating and Management Committees as well as a Board Member of Citibank NA and the Citigroup Foundation. From March 2010 to October 2012 he was the CEO of E*Trade and Board Chair from 2011 to 2012. At E*Trade he successfully addressed a number of significant challenges facing the company and under his leadership the business returned solidly to profitability, balance sheet related issues were remediated, and growth accelerated to rival top industry competitors. We believe that Mr. Freiberg’s experience as a director and chief executive officer of public and private companies and his finance background make him well qualified to serve on our Board of Directors.

Stuart Charles Harvey, Jr. has served on our Board of Directors since July 2021. Mr. Harvey currently serves as Chairman and Director of Trustwave Holdings (since September 2008) and as an independent director of Engage2Excel and Weave Communications, Inc. He also is the former Chairman of Paysafe Group, a multinational payments company, from April 2018 to April 2021. From September 2018 to September 2019, he was Executive Chairman of Wageworks, Inc., a consumer directed benefits company that was sold to HealthEquity Inc. for $2.1 billion. Prior to joining the Company, from November 2016 to January 2018, Mr. Harvey served as the President and Chief Operating Officer of Piper Jaffray Companies. In this role, he led the operations of the firm’s global investment banking, equities, public finance, fixed income and asset management businesses. Mr. Harvey rejoined Piper Jaffray in November 2015 as a partner in its merchant banking group, having previously served as a managing director at Piper Jaffray in its investment banking group from 1993 to 2003. Mr. Harvey previously held senior leadership positions including chairman, CEO and president of Ceridian Corporation from August 2010 to August 2015, and Chairman and CEO of Comdata, Inc., a subsidiary that was split off by Ceridian. During his tenure at Ceridian, Mr. Harvey directed Ceridian’s acquisition of Dayforce Corp. in 2012, and the sale of Comdata, Inc. to Fleetcor Technologies, Inc. for $3.45 billion in 2014. From 2003 to 2010, Mr. Harvey was with Elavon Global Acquiring Solutions, Inc., a subsidiary of U.S. Bancorp, becoming president in 2005 and CEO in 2008, where he had global responsibility for the business, including leading its international expansion efforts. We believe that Mr. Harvey’s broad finance, operating and investing experience, as well as his knowledge of M&A and capital markets transactions, make him well qualified to serve on our Board of Directors.

G. Thompson Hutton has served on our Board of Directors since July 2021. Mr. Hutton has served as the Chairman of the Board of Directors of SoFi since September 2017 and a director of SoFi since June 2012. Mr. Hutton previously served as interim Chief Executive Officer of SoFi from September 2017 to March 2018. Mr. Hutton has served as the Managing Partner of Thompson Hutton, LLC (“Thompson Hutton”), an investment management firm since 2000. He founded and has served as Managing Partner of XL Innovate fund, a venture capital fund, since 2015. He served as a Board member of Lemonade Inc. From 2015 until 2019. He previously served as a Board member of public companies including Safeco Insurance, XL Group, and Montpelier Re Holdings Ltd., among numerous other private and venture-backed companies. Mr. Hutton has previously held leadership roles in several financial services and related technology businesses. He founded New Energy Risk in partnership with XL Group in 2011 and served as CEO until starting XL Innovate in 2015, and was CEO of Risk Management Solutions (RMS) from 1990 to 2000. He has various non-profit roles and interests in secondary school education and energy/environmental initiatives. We believe that Mr. Hutton’s experience investing in financial services and related technology businesses and his current and prior roles as a director and executive officer of various companies make him well qualified to serve on our Board of Directors.

Seraina Macia has served on our Board of Directors since July 2021. Ms. Macia has served as CEO and Co-Founder of Joyn Insurance, a newly created technology-focused underwriter of small and middle market insurance in the US, since October 2020. She has served as a member of the board of directors of Credit Suisse Group since April 2015, and currently sits on their audit committee. She previously served as a Board Member of the Food Bank for New York City from June 2013 to February 2019, and has served as their Chairwoman since February 2019. She has served as Board Chair of BanQu Inc since June 2018. Previously, from July 2017 to August 2020, Ms. Macia was CEO of Blackboard Insurance, a technology-focused insurance subsidiary of AIG, as well as Executive Vice President of AIG. Ms. Macia rejoined AIG from Hamilton Insurance Group, where she served as CEO of Hamilton USA from October 2016 to July 2017, leading the group’s US operations. Before being named CEO of Hamilton USA, Ms. Macia served as CEO and Executive Vice President of Regional Management and Operations at AIG from January to March 2016, and prior to that, served as CEO and President of AIG EMEA from November 2013 to December 2015, with responsibility for 47 countries across Europe, the Middle East, and Africa. Before joining AIG, she held several senior positions including CEO of XL Insurance North America from September 2010 to November 2013; President of Zurich North America Commercial Specialties business from July 2007 to August 2010; and Head of Investor Relations and Rating Agency Management of Zurich Insurance Group from May 2002 to March 2006. Before joining Zurich Insurance Group, Ms. Macia served as a founding partner and financial analyst for NZB NeueZuercher Bank in Switzerland between December 2000 and April 2002. Between 1990 and 2000, she held various management positions in underwriting and finance at Swiss Re in Switzerland and Australia. In 2009, Ms. Macia was nominated as Young Global Leader by the World Economic Forum and was a Business Insurance Women to Watch honoree the same year. She holds an MBA from Monash University in Australia and is a CFA charterholder. We believe that Ms. Macia’s experience in financial services and as a director of various public and private companies make her well qualified to serve on our Board of Directors.

Jason Pate has served on our Board of Directors since July 2021. Mr. Pate has served as the Head of Finance and Head of Business Development and Corporate Development at Plaid since February 2018 with responsibility for finance, business development, product partnerships, corporate strategy, investments and acquisitions. At Plaid, Mr. Pate has supported the company’s expansion into new products, new geographies, and new use cases across digital finance. Mr. Pate led the acquisition of Quovo and Plaid’s sale to Visa. Prior to Plaid, Mr. Pate served as VP of Corporate Strategy & Development at Rubicon Global from June 2016 to February 2018 and Co-founder of Tava from August 2012 to March 2016. Mr. Pate began his career at Bain and Company, serving from October 2009 to August 2012. Mr. Pate is an active investor/advisor and has previous experience serving as a Director of the Coca-Cola Foundation from 2009 to 2017 and the Sanford School of Public Policy from 2007 to 2009. We believe that Mr. Pate’s business development and operating experience make him well qualified to serve on our Board of Directors.

The experience of our 14F Directors is as follows:

Scott Honour will serve as the Chairman of our Board of Directors. Mr. Honour has over 30 years of private equity investment experience and has been involved in over 100 transactions totaling over $20 billion in transaction value. Mr. Honour is the Managing Partner of NPG, a private equity firm, which he co-founded in 2012. He also serves as Chairman of EVO, the Chairman of Perception Capital Corp. II and previously served as Chairman of Sustainable Opportunities Acquisition Corp., the first ESG focused SPAC. Prior to that, Mr. Honour was at The Gores Group, a Los Angeles-based private equity firm, for 10 years, serving as Senior Managing Director and as one of the firm’s top executives. Mr. Honour also served on the investment committee for The Gores Group. During his time at The Gores Group, the firm raised four funds, totaling $4 billion in aggregate, and made over 35 investments. Prior to joining The Gores Group, Mr. Honour was a Managing Director at UBS Investment Bank from 2000 to 2002 and was an investment banker at Donaldson, Lufkin & Jenrette from 1991 to 2000. Mr. Honour began his career at Trammell Crow Company in 1988. Mr. Honour has served on the board of directors of numerous public and private companies, including Anthem Sports & Entertainment Inc., 1st Choice Delivery, United Language Group, Renters Warehouse, Real Dolmen (REM:BB) and Westwood One, Inc. (formerly Nasdaq: WWON), and is a co-founder of Titan CNG LLC and YapStone Inc. Mr. Honour earned a B.S. and B.A., cum laude, in Business Administration and Economics from Pepperdine University and an M.B.A. in Finance and Marketing from the Wharton School of the University of Pennsylvania.

Rick Gaenzle will serve as our Chief Executive Officer and director. Mr. Gaenzle has over 30 years of private equity investment and corporate finance experience; he is a co-founder and currently serves as a Managing Director of Gilbert Global Equity Capital, L.L.C., the principal investment advisor to Gilbert Global Equity Partners, L.P. and related entities, a $1.2 billion leveraged buyout and private equity fund. Mr. Gaenzle has spent the last 28 years at Gilbert Global and its predecessor entity, completing over 110 direct equity investments, co-investments and add-on acquisitions for portfolio companies. He also serves as the Chief Executive Officer and a member of the board of directors of Perception Capital Corp. II. Previously, Mr. Gaenzle was a Principal of Soros Capital L.P., the principal venture capital and leveraged equity entity of the Quantum Group of Funds and a principal advisor to Quantum Industrial Holdings Ltd. Prior to joining Soros Capital, Mr. Gaenzle held various positions at PaineWebber Inc. Mr. Gaenzle currently serves as an Operating Partner of NPGand Chairman of Lake Street Homes, a single-family rental investment vehicle. Mr. Gaenzle previously served on the boards of CPM Holdings, Inc., True Temper Corp, Optical Capital Group, Inc., Birch Telecommunications, Inc., E-via S.p.A., Tinka-ServiCos de Consultoria, S.A., the LaserSharp Corporation and Sustainable Opportunities Acquisition Corp. (“SOAC”), where he also served as Chairman of the Audit Committee. Mr. Gaenzle holds a B.A. from Hartwick College and an M.B.A. from Fordham University.

R. Rudolph Reinfrank will serve on our Board of Directors. Mr. Reinfrank is the Managing General Partner of Riverford Partners, LLC, a strategic advisory and investment firm which acts as an investor, board member and strategic advisor to growth companies and companies in transition. Prior to founding Riverford, Mr. Reinfrank was a co-founder and a Managing General Partner of Clarity Partners L.P., an $800 million private equity firm focused on media and communications, and a co-founder of Clarity China, L.P., a $220 million private equity partnership with investments in Greater China. Prior to joining Clarity, he was a co-founder and a Managing General Partner of Rader Reinfrank & Co., a private equity fund. His prior experience includes roles as an executive, investor, and advisor across a wide range of industries for the Roy E. Disney and Marvin Davis families. Mr. Reinfrank is a member of the board of directors of MidCap Financial Investment Corp. (formerly Apollo Investment Corporation), a registered investment company and publicly-traded financial services company. Mr. Reinfrank is also a member of the board of directors of Perception Capital Corp. II, Mount Logan Capital, a publicly traded Canadian based asset manager. Mr. Reinfrank is a Senior Advisor to Grafine Partners and an Operating Partner of Nile Capital Group, both private asset management firms. Until 2021, Mr. Reinfrank was a Senior Advisor to BC Partners, a private equity and credit firm. Until November 2018, Mr. Reinfrank was a member of the board of directors of Kayne Anderson Acquisition Corp., and chairman of its audit committee and a member of its compensation committee. Mr. Reinfrank earned a B.A. from Stanford University and an M.B.A from the UCLA Graduate School of Management.

Thomas J. Abood will serve on our Board of Directors. From September 2019 to September 2022, Mr. Abood was CEO and a director of EVO, a national trucking firm serving the USPS and other freight customers. Currently, he sits on the board of directors of Nelson Worldwide Holdings, a national architecture, engineering and interior design firm, Perception Capital Corp. II, and SBH Funds, a mutual fund complex sponsored by Segall Bryant and Hamill. From 1994 to 2014, Mr. Abood was an owner and Executive Vice President, General Counsel and Secretary of Dougherty Financial Group LLC. From 1988 to 1994, Mr. Abood was an associate with the law firm of Skadden Arps. Mr. Abood is past Chair of the Archdiocesan Finance Council and Corporate Board of the Archdiocese of St. Paul and Minneapolis, past Chair of the board of directors and executive committee member of Citation Jet Pilots, Inc. owner pilot association, past Chair of the Board and director of MacPhail Center for Music, past Chair of the Board and governor of the University of St. Thomas School of Law, past Chair of the Board and director of the Minnesota Children’s Museum and past President and Governor of The Minikahda Club. Mr. Abood received his J.D. from Georgetown University Law Center, cum laude and his B.B.A. from the University of Notre Dame, magna cum laude.

Karrie Willis will serve on our Board of Directors. Ms. Willis is the CFO of SMITH, a full-service digital agency with expertise in commerce, technology, custom architecture and software development. Prior to joining SMITH in 2020, Ms. Willis was the CFO of United Language Group, where she worked for four years. Currently, she is an independent board member and chair of the audit committee of Perception Capital Corp. II, as well as MSA Engineering, a board member and treasurer of The Heroes Journey and executive chair of the Diversity & Inclusion Committee of SMITH, where she also attends all board meetings and presents content as a non-board member. During Ms. Willis’ tenure at United Language Group, she attended all board meetings and presented content as a non-board member. Ms. Willis has over 25 years of experience in financial and board leadership in private, private-equity and family fund sponsored structures. She earned a B.S. in Accounting from the University of Wisconsin LaCrosse and is licensed as a Certified Public Accountant in Minnesota.

James Sheridan will serve as our Co-President. Mr. Sheridan is currently the Chief Executive Officer of Perception Capital and co-President of Perception Capital Corp. II. He has experience as both an operating executive (Chief Procurement Officer) and as a leader of the Purchasing Practice at McKinsey & Co. Mr. Sheridan also has over 25 years of corporate and private equity leadership experience delivering bottom line impact and organizational capability improvement. Mr. Sheridan has served on the board of directors of Innoviz (Nasdaq: INVZ) since April 2021. Prior to joining Perception in 2020, Mr. Sheridan served as an Operating Partner for Sustainable Opportunities Acquisition Corp. (NYSE:SOAC), the first ESG focused SPAC, led by Scott Honour (Chairman). Before joining SOAC, he served as a Senior Vice President of Purchasing and Logistics at Forterra Building Products from 2017-2019. Prior to Forterra, Mr. Sheridan spent 12 years (2005-2017) at McKinsey & Co. as a Senior Expert in Purchasing & Supply Chain. During his tenure at McKinsey & Co., he led operational transformations across industries from petrochemicals and metals to aerospace. From 2003 through 2005, Mr. Sheridan was Champion Enterprises’ Chief Procurement Officer. Mr. Sheridan started his professional career at Ford Motor Company in Corporate Purchasing, where he spent over 8 years in a number of positions, including serving as the Strategy Manager for Manufacturing Procurement Operations (Powertrain and Raw Materials). Mr. Sheridan earned a B.A. from the College of the Holy Cross and M.B.A from Carnegie Mellon.

Tao Tan will serve as our Co-President. Mr. Tan has nearly 15 years of experience across finance, strategy and business transformation. Prior to joining Perception, Mr. Tan was an officer and a senior advisor to multiple investing and operating entities. Until 2020, Mr. Tan was an Associate Partner at McKinsey & Company’s New York office. At McKinsey, Mr. Tan led teams across the firm’s transformation and private equity & principal investor practices, where he drove comprehensive performance transformation and turnaround programs for companies with revenues ranging from $200 million to $25 billion across multiple industries and continents. Most recently, Mr. Tan helped found, launch and lead McKinsey’s SPAC service line, and served in a leadership role in McKinsey’s COVID-19 client response team. Prior to McKinsey, Mr. Tan was a Senior Associate at Rose Tech Ventures, where he led the firm’s first-round investment in JUMP Bikes, which was subsequently sold to Uber in 2018. Prior to Rose Tech Ventures, Mr. Tan served in investment banking and capital markets roles at Bank of America Merrill Lynch and Lehman Brothers. Mr. Tan is a member of the Council on Foreign Relations and of the Economic Club of New York. He serves as Co-President of Perception Capital Corp. II, Mr. Tan received his B.A. and his M.B.A, both with honors, from Columbia University in the City of New York, where he was an Erwin Wolfson Scholar and a Toigo Foundation Fellow.

Corey Campbell will serve as our Chief Financial Officer. Mr. Campbell currently serves as the Chief Financial Officer of NPG and Perception Capital Corp. II. Prior to joining NPG, Mr. Campbell held a number of positions within the finance and accounting organizations at Valspar Corporation, where he worked for seven years. At Valspar, he held a range of positions, including managing an International Controllership group that spanned four regions and 27 countries. Prior to Valspar, Mr. Campbell was a Senior Audit Associate at Lurie, LLP. Mr. Campbell earned a B.B.A. in finance and business economics from the Mendoza School of Business at the University of Notre Dame.

Involvement in Certain Legal Proceedings

As of the Record Date, to the knowledge of our management, there was no material proceeding to which any 14F Director or new executive officer, or any associate thereof, is a party adverse to us or has a material interest adverse to us.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, we are required to hold our first annual meeting during 2023. Following the Closing Date, the term of office of the first class of directors, consisting of R. Rudolph Reinfrank and Thomas J. Abood, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Scott Honour and Karrie Willis, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Rick Gaenzle, will expire at our third annual meeting of shareholders.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason. Incumbent directors will also have the ability to appoint additional directors or to appoint replacement directors in the event of a vacancy.

Pursuant to an amended and restated registration and shareholder rights agreement to be entered into at Closing, upon and following consummation of an initial business combination, Perception will be entitled to nominate three individuals for election to our Board of Directors, as long as Perception holds any securities covered by such agreement.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Board of Directors.

Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent. In connection with the Closing, we expect that our Board of Directors will determine that R. Rudolph Reinfrank, Thomas Abood and Karrie Willis will be “independent directors” as defined in the Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Committees

Audit Committee

We have established an audit committee of our Board of Directors. Upon their appointments R. Rudolph Reinfrank, Thomas Abood, and Karrie Willis will serve as members of our audit committee and Mr. Reinfrank will serve as the chair of the audit committee. Following the Closing, we expect that each member of the audit committee will be independent under the Nasdaq listing standards and applicable SEC rules. Additionally, we expect each member of the audit committee will be financially literate and that our Board of Directors will determine that R. Rudolph Reinfrank will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

We adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

●	monitoring the independence of the independent registered public accounting firm;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the initial public offering; and

●	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with the interested director or directors abstaining from such review and approval.

Nominating and Corporate Governance Committee

We have adopted a nominating and corporate governance committee of the Board of Directors. Upon their appointments R. Rudolph Reinfrank, Thomas Abood and Karrie Willis will serve as members of our nominating and corporate governance committee and Mr. Reinfrank will serve as the chair of the nominating and corporate governance committee. Following the Closing, we expect that our board of directors will determine that each member of the nominating committee is independent.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the Board of Directors. Upon their appointments Thomas Abood, R. Rudolph Reinfrank and Karrie Willis will serve as members of our compensation committee and Mr. Abood will serve as the chair of the compensation committee. Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Following the Closing, we expect that our Board of Directors will determine that each member of the compensation committee is independent.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer and Chief Financial Officer, evaluating their performance in light of such goals and objectives and determining and approving the remuneration (if any) of such officers based on such evaluation;

●	reviewing and approving the compensation of all of our other Section 16 executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

To the Company’s knowledge, none of the new officers who will be appointed as of the Closing Date currently serves, and in the past year has not served, as a member of the Board of Directors or compensation committee of any entity that has one or more officers serving on our Board of Directors.

Code of Ethics and Committee Charters

We adopted a Code of Ethics applicable to our directors, officers and employees. Among other things, our Code of Ethics includes our policies and procedures governing the purchase, sale, and/or other dispositions of our securities by the Company, directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable Nasdaq listing standards. A copy of the Code of Ethics and the charters of the committees of our Board of Directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2022, there were no delinquent filers.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

Until the earlier of consummation of our initial business combination and our liquidation, we will (a) reimburse an affiliate of Perception for office space and secretarial, administrative and other services provided to us in the amount of $10,000 per month; and (b) reimburse Perception or any of its affiliates for any out-of-pocket expenses (or an allocable portion thereof), to the extent that any of them incurs expenses related to identifying, investigating, negotiating and completing an initial business combination (including any travel expenses). Our executive officers and directors, or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to Perception, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the Company to Perception, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the Board of Directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board of Directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

None of the 14F Directors have had or will have a direct or indirect material interest in any transaction required to be disclosed by the Company under Item 404(a) of Regulation S-K.

Policy for Approval of Related Party Transactions

The audit committee of our Board of Directors has adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the Company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the Company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

PORTAGE FINTECH ACQUISITION CORPORATION

Dated:	July 12, 2023

By:	/s/ Adam Felesky
Chief Executive Officer

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